Exhibit 21

CHESAPEAKE ENERGY CORPORATION
an Oklahoma Corporation

SIGNIFICANT SUBSIDIARIES*

Limited Liability Companies	State of Organization
Chesapeake Operating, L.L.C.	Oklahoma
Chesapeake Exploration, L.L.C.	Oklahoma
Chesapeake Appalachia, L.L.C.	Oklahoma
Chesapeake Energy Marketing, L.L.C.	Oklahoma
Chesapeake Land Development Company, L.L.C.	Oklahoma
Vine Oil & Gas Parent GP LLC	Delaware
Brix Oil & Gas Holdings GP LLC	Delaware

Partnerships	State of Organization
Chesapeake Louisiana, L.P.	Oklahoma

* In accordance with Regulation S-K Item 601(b)(21), the names of particular subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as that term is defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by this report have been omitted.